Mail Stop 3561

      							August 18, 2005


Ronaldo Iabrudi dos Santos Pereira
Chief Executive Officer
Tele Norte Leste Participacoes S.A.
Rua Humberto de Campos, 425/8 0 andar-Leblon
22430-190 Rio de Janeiro, RJ, Brazil

	Re:	Tele Norte Leste Participacoes S.A.
      Form 20-F for Fiscal Year Ended December 31, 2004
		Filed June 29, 2005
		File No. 1-14487

Dear Mr. Pereira:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 20-F for Fiscal Year Ended December 31, 2004

Item 5.  Operating and Financial Review and Prospects, page 61

Statements of operations for 2002, 2003 and 2004, page 72

Other non-recurring income, page 100

1. It appears at page 100 that you had previously recorded estimated gains relating to administrative and legal proceedings with Embratel prior to the settlement of these claims. Tell us the amount of these recorded contingencies and how your policy complies with SFAS 5 for
US GAAP reporting purposes.

Item 15.  Controls and Procedures, page 161

2. We note your statement that "even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives." Please confirm to us in your response letter that your certifying officers concluded your disclosure controls and procedures are effective in reaching that level of reasonable assurance and revise your future filings accordingly. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures and simply state, if correct, that your certifying officers concluded that your disclosure controls and procedures are effective. Please refer to section II.F.4 of Securities Act Release No. 33-8238 (June 5, 2003), which is available on our web site at http://www.sec.gov/rules/final/33-8238.htm

Consolidated Statements of Cash Flows, page F-8

3. Explain for us the nature of the transaction represented by the caption "Purchase of treasury shares of subsidiaries" in the financing activities section of your statement of cash flows.
Tell
us how you accounted for this transaction and any differences in accounting under US GAAP.

Note 1 - Description of Business and Summary of Significant
Accounting Policies, page F-9

(d)  Goodwill on down-stream merger, page F-15

4. Explain for us in more detail your accounting treatment for the goodwill associated with the down-stream merger with 140 Participacoes S.A. Specifically, clarify how you account for the usage of the income tax and social contribution credit, as discussed at page F-50, and the transfer of the tax benefit realized from the amortization of goodwill to Telemar Participacoes through the issuance of shares. In addition, we note that your amortization of goodwill is partially offset by the realization of the provision for goodwill at page F-37. Clarify what each of these entries represents. You may wish to provide us with example journal entries to illustrate your accounting treatment for each of these transactions. Also, it does not appear that you have recorded any reconciling items associated with these transactions for US GAAP reporting purposes. Tell us your basis in the US GAAP literature for your accounting treatment.

(e)  Summary of significant accounting policies, page F-16

5. We note that you apply proportionate consolidation for your 50% share of AIX income and expenses and assets and liabilities. For
US
GAAP reporting purposes, disclose a summary of the amounts proportionately consolidated.

Note 4 - Interest Income (Expense), page F-36

6. Explain for us the nature of the monetary restatement of provisions for contingencies. Tell us your basis for classifying these adjustments as interest expense for purposes of US GAAP reporting.

Note 5 - Other Operating Expenses, Net, page F-37

7. Tell us the nature of the equity accounting adjustments recorded as other operating expenses for Brazilian GAAP. Tell us and disclose how you accounted for and classified these adjustments for purposes of US GAAP reporting.

8. Refer to footnote (vi). Explain for us in more detail the nature of the provisions in connection with the challenging of certain taxes that are included in income statement line items, as shown at page F-
40. Tell us how these amounts are related to the provisions for contingencies that are recorded as "other operating expenses, net."

Note 6 - Non-operating Income (Expenses), Net, page F-41

9. Clarify for us how you accounted for the lease of the assets of the Internet Data Center business to Hewlett Packard with the option to purchase the assets in 36 months. Tell us your basis for your accounting treatment in the US GAAP accounting literature. Also, clarify whether the purchase option is for R$3 million or R$3 billion, as compared to assets with a book value of $82 million. In addition, tell us how you determined that it was not appropriate to present the operations of Internet Data Center as discontinued under
SFAS 144 for US GAAP reporting.

Note 7 - Income Tax and Social Contribution, page F-43

10. Explain for us the nature of the provision for contingencies relating to the guarantee of the offset of tax loss carryforwards.

Note 23 - Contingencies, page F-68

(d)  Probable contingencies (provisioned) - Tax, page F-68

11. Refer to footnote (i). Explain to us in more detail the nature of the provision regarding the broadening of the calculation basis of the PIS and COFINS taxes and tell us how you recorded this provision.
Explain your statement that you are paying the installments referring to the broadening of these taxes. Tell us whether your contingency liabilities represent amounts to be refunded to subscribers. You may wish to provide us with example journal entries to illustrate your accounting treatment for these taxes and the associated contingency provisions.

Note 33 - Summary of the differences between Brazilian GAAP and US
GAAP, page F-98

12. It is unclear to us why you have not included reconciling items for several of your accounting policies under Brazilian GAAP in your reconciliation to US GAAP. For each of the following items, tell us how you considered whether a difference existed and your basis in the
US GAAP literature for your accounting policy:

* At page 68, we note your statement that "the Company decides to register and maintain accounts receivable based upon information obtained in the course of discussions with other parties, from the opinions of legal counsel, and from matters discussed with Anatel."
Explain this statement in more detail and tell us how this policy complies with SAB 104.
* Tell us your basis of accounting for subsidies for postpaid mobile handsets as prepaid expenses to be amortized over a twelve month period, as discussed at page F-20.
* At page F-20, you state that you record the FISTEL fees paid by Oi upon enabling new users as prepaid expenses to be recorded as income over the average retention period. Explain for us the nature of these fees and your basis for capitalizing them under US GAAP.

(h) Revenue Recognition, page F-103

13. Tell us how you applied the provisions of EITF 00-21 in accounting for any activation fees associated with your wireless operations.

(l)  Income tax and social contribution, page F-106

14. We note that tax credits relating to loss carryforwards and temporary differences are recognized to the extent future realization is considered certain based on estimates of future taxable income over a ten-year period, under Brazilian GAAP. Tell us how your policy complies with the guidance in SFAS 109, which requires that deferred tax assets are reduced by a valuation allowance if it is more likely than not that some or all of the deferred tax assets will not be realized.

(s)  Classification of income statement line items, page F-109

15. We note that you have reclassified gains and losses on disposal of permanent assets as operating expense under US GAAP. Clarify whether you also reclassify the impairment losses discussed at page
F-41 to operating expenses for US GAAP reporting.

(t)  Business Combinations, page F-110

16. Tell us how you have defined your reporting units for purposes of testing goodwill for impairment under SFAS 142.

17. Tell us why you believe it is appropriate to amortize goodwill identified as synergies under SFAS 142 over the term of the expected return. Explain for us the difference between this goodwill and goodwill labeled as "non-allocated goodwill," which is not subject to amortization.

Participation increase in AIX, page F-112

18. Clarify for us how you have accounted for the negative goodwill associated with your increase in participation in AIX from 18.1% to
50% under US GAAP. Explain your statement that the goodwill has been totally written-off against deferred income, including an explanation of the nature of the deferred income. This statement appears inconsistent with your disclosure at page F-113 that the negative goodwill was allocated to the long-terms accounts receivable balance.
In addition, we note that you have recorded amortization of negative goodwill on the acquisition of AIX of R$28 million at page F-37. Tell us how you considered this amortization in your US GAAP reconciliation.


Note 37 - Condensed statements of operations prepared in accordance with US GAAP, page F-119

19. Tell us how you considered the guidance in EITF 01-14 in determining that it is appropriate to present revenues net of indirect taxes such as ICMS, PIS, and COFINS.





*    *    *    *





      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Melissa Hauber, Staff Accountant, at (202)
551-
3368 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director

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Ronaldo Iabrudi dos Santos Pereira
Tele Norte Leste Participacoes S.A.
August 18, 2005
Page 7